FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Extends Gold Mineralization Beyond Mineral Reserves and Resources within Lynn Lake Project and Across Several Regional Targets Highlighting Significant Exploration Upside
Toronto, Ontario (August 1, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from its ongoing exploration program on the Lynn Lake project in Manitoba, Canada. The results are being released in advance of an updated Feasibility Study on the Lynn Lake project (“2023 Study”) to be issued later this week, which will incorporate the Gordon and MacLellan gold deposits. Several regional exploration targets and drilling completed at Gordon over the past year and a half have not been incorporated into the 2023 Study highlighting the significant exploration upside potential.
•Gordon Gold Deposit: gold mineralization extended outside of Mineral Reserves and Resources in the northeastern extent of the planned Gordon pit, in an area modeled as waste in the 2023 Study. New highlights include (Figure 2):
•11.19 g/t Au over 10.40 metres (“m”) (5.87 m true width) (22GDX082);
•2.51 g/t Au over 25.10 m (17.30 m true width) (22GDX081); and
•2.86 g/t Au over 10.59 m (7.74 m true width), and 4.72 g/t Au over 5.35 m (3.55 m true width) (22GDX080).
•Maynard Regional Target: significant gold mineralization extended over a 700 m strike length and to a depth of 280 m. Maynard is located in proximity to the Burnt Timber and Linkwood deposits and one kilometre (“km”) from an all-season road, representing a high-priority target as a potential satellite deposit within trucking distance of the MacLellan mill. To date, all 16 holes drilled within the Maynard target have intersected gold mineralization. New highlights include1 (Figure 4):
•5.87 g/t Au over 11.88 m, including 13.81 g/t Au over 2.80 m, and 20.29 g/t Au over 1.22 m (23LLX066);
•1.01 g/t Au over 56.90 m, including 6.09 g/t Au over 2.50 m (22LLX031);
•2.63 g/t Au over 13.00 m, including 39.70 g/t Au over 0.73 m, and 0.80 g/t Au over 16.00 m, and 0.58 g/t Au over 23.15 m (22LLX027);
•0.68 g/t Au over 40.13 m (22LLX028); and
•1.09 g/t Au over 23.75 m, including 4.72 g/t over 4.01 m (22LLX030).
•Tulune Regional Target: additional drilling has extended broad zones of near surface gold mineralization over a 1.5 km strike length, including a 350 m step out hole to the east. Tulune is a greenfields discovery made in 2020, and is located between the Gordon and

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MacLellan deposits. All 29 holes drilled within the felsic intrusive at the Tulune target to date have intersected gold mineralization. New highlights include1 (Figure 5):
•1.12 g/t Au over 23.00 m (22LLX059);
•1.08 g/t Au over 16.10 m, including 34.30 g/t Au over 0.30 m (22LLX054); and
•0.75 g/t Au over 21.90 m (22LLX060).
•Burnt Timber and Linkwood Gold Deposits: an updated deposit-scale geological model has been completed for both deposits, demonstrating excellent potential for a smaller, higher-grade Mineral Resource that could provide additional ore to the MacLellan mill. The deposits contained Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44.4 million tonnes “mt”) as of December 31, 2022. The Burnt Timber and Linkwood deposits are connected by an existing all-season road to the planned MacLellan site and mill, representing further upside potential to the upcoming 2023 Study (Figure 3).
1Gold grades reported as uncut, composite intervals reported as core length, true width is unknown at this time.

“The Lynn Lake greenstone belt is a large, underexplored district with potential we are only starting to realize. Through our Gordon and MacLellan deposits we have increased Mineral Reserves to more than two million ounces. With another two million ounces of Mineral Resources across multiple deposits, and significant gold mineralization being intersected across a number of promising regional targets including Maynard and Tulune, we see excellent potential to continue adding Mineral Reserves to the Lynn Lake project. We expect the 2023 Study will confirm Lynn Lake as an attractive, long-life, low-cost project in Canada, and as we are demonstrating through ongoing near-mine and regional exploration success, a project with significant exploration upside,” said John A. McCluskey, President and Chief Executive Officer.
New highlight drill hole intercepts can be found in Table 1 and in Figures 2 to 5 at the end of this news release. Drill hole collar location, dip, and azimuth details are presented in Table 2.
Lynn Lake Project
The Lynn Lake gold project (“LLGP”) encompasses most of the east-trending, 125 km long, Paleoproterozoic Lynn Lake greenstone belt (“LLGB”) in northwestern Manitoba (Figure 1) with a total of 58,000 hectares of mineral tenure.
A positive Feasibility Study on the LLGP was completed in December 2017 based on Mineral Reserves within the MacLellan and Gordon deposits. The Feasibility Study outlined average annual production of 143,000 ounces over a 10-year mine life at average mine-site all-in sustaining costs of $745 per ounce. The 2023 Study is expected to demonstrate a longer mine life and higher rate of annual production over its initial 10 years with a similar low-cost profile.
Exploration drilling completed at Gordon since April 2022 has not been factored into the 2023 Study. This represents potential upside, along with several regional targets in the pipeline, including the Burnt Timber and Linkwood deposits which contain 1.6 million ounces of Inferred Mineral Resources (44.4 mt at 1.1 g/t Au) in proximity to the planned MacLellan mill.
In March 2023, the Company achieved a significant permitting milestone for the Lynn Lake project with a positive Decision Statement issued by the Ministry of Environment and Climate Change Canada based on the completed Federal Environmental Impact Statement, and Environment Act Licenses issued by the Province of Manitoba. The 2022 and 2023 exploration programs have focused on the Gordon, Burnt Timber, and Linkwood deposits, as well as several advanced stage greenfield targets including the Maynard and Tulune targets. Drilling successfully intersected significant gold mineralization at both brownfield sites, as well as at Maynard and Tulune (Figure 1).

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A total of 18,233 m of drilling was completed in Lynn Lake in 2022. Through the first half of 2023, 7,979 m of drilling has been completed with exploration expenditures totalling $4.6 million.
Gordon Deposit
The Gordon gold deposit is located 37 km east-northeast of the town of Lynn Lake and accessed by an all-weather gravel road that extends 14 km north from Highway 391 (Figure 1). Gold mineralization at Gordon is predominantly hosted in banded magnetite iron formation (“BIF”) in quartz-pyrrhotite-pyrite veins and in halos of sulphide replacement adjacent to the veins. There are two dominant vein sets: one that is parallel to a subvertical east-striking foliation and a second that dips moderately southwest at a high angle to the foliation. The BIF occurs north and south of an argillite-wacke unit situated in the core of an upright west-plunging non-cylindrical isoclinal fold. The BIF is separated from a diorite stock to the south by an interval of dacite, greywacke, and iron formation up to 100 m wide. BIF is the primary host of gold mineralization, although gold occurs in all lithologies.
The 2022 and 2023 Gordon drilling program, consisted of 11 holes totaling 1,823 m, with the objective of further extending gold mineralization within and proximal to the 2023 Study Mineral Reserve pit (Figure 2).
Drilling was successful in intersecting significant gold mineralization within the far eastern portion of the 2023 Study Mineral Reserve Pit in an area currently modeled as waste. This has the potential to both increase the Mineral Reserve and reduce the strip ratio, representing upside to the 2023 Study. Highlights include:
•11.19 g/t Au over 10.40 m (5.87 m true width) (22GDX082);
•2.51 g/t Au over 25.10 m (17.30 m true width) (22GDX081); and
•2.86 g/t Au over 10.59 m (7.74 m true width), and 4.72 g/t Au over 5.35 m (3.55 m true width) (22GDX080).
The Gordon geological model is currently being updated with the new drill results. Pending interpretation and targeting, further follow up drilling may be warranted with the objective of continuing to evaluate opportunities to add to near surface gold mineralization.
Burnt Timber and Linkwood Deposit
Burnt Timber is accessible by an all-season gravel road from Highway 397, 14 km south of the Town of Lynn Lake, and 28 km from the proposed MacLellan mill. The Burnt Timber and Linkwood Mineral Resources were not included in the 2023 Study and represent a source of potential future upside.
Updated deposit-scale geological models have now been completed for the Burnt Timber and Linkwood deposits, demonstrating excellent potential for a smaller, higher-grade Mineral Resource that could provide additional ore to the MacLellan mill. The updated models will also form the basis for infill and expansion drilling at both Burnt Timber and Linkwood in 2024.
In 2022, six holes totalling 1,516 m were completed at the Burnt Timber gold deposit in (Figure 3). Highlights include:
•2.48 g/t Au over 5.91 m (5.35 m true width) (22BTX050);
•0.89 g/t Au over 13.52 m (12.35 m true width) (22BTX053); and
•1.22 g/t Au over 8.72 m (7.99 m true width) (22BTX054).
In addition to evaluating opportunities to expand Mineral Resources at Burnt Timber and Linkwood, the potential for a smaller, higher-grade Mineral Resource is also being evaluated as potential upside to the 2023 Study.

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Maynard Target
The Maynard target area (Figure 4) is situated in the southern Lynn Lake greenstone belt and is favourably located 1 km southwest of an all-season gravel road from Highway 397 with existing drill trail access. The Maynard target is also located 8 km northwest of the Burnt Timber deposit, 5 km northwest of the Linkwood deposit, and 20 km by road from the proposed MacLellan mill.
Gold mineralization at the Maynard zone was discovered in 1999 through diamond drilling completed by Black Hawk Mining. Prior to the 2022 program, no drilling had been completed at Maynard since 2015. Alamos has completed relogging of available historic drill cores, as well as mapping, prospecting, soil sampling, and till sampling throughout the greater Maynard area over the past several years.
In 2022, six drill holes were completed, totaling 2,253 m across a 400 m west-northwest strike. The 2022 drilling focused on undercutting and stepping out from historic drill hole intersections with a focus on drilling off the most prospective areas of a chargeability high delineated from an IP survey completed in 2015.
In 2023, seven additional drill holes were completed totaling 2,832 m. The objective of this program was to further extend the known mineralization strike-length up to 1000 m, further undercut mineralization to depth, as well as test for higher-grade potential using observations and interpretations to date.
The Maynard target is situated on the northern extent of the Elb Lake pluton and is hosted within a folded and sheared mafic volcanic rock. Gold mineralization has also been intersected within the Elb Lake pluton in drillholes 22LLX028 (0.68 g/t Au over 40.13 m) and 23LLX069 (0.51 g/t Au over 10.35 m, and 0.87 g/t Au over 5.25 m). The Elb Lake pluton has been underexplored historically and will be part of the focus of future work.
Drilling interpretations and additional field work is currently underway. Results from this work will aid in follow-up drilling planned for 2024. New highlights include1:
•5.87 g/t Au over 11.88 m, including 13.81 g/t Au over 2.80 m and 20.29 g/t Au over 1.22 m (23LLX066);
•1.01 g/t Au over 56.90 m including 6.09 g/t Au over 2.50 m (22LLX031);
•2.63 g/t Au over 13.00 m, including 39.70 g/t Au over 0.73 m, and 0.80 g/t Au over 16.00 m, and 0.58 g/t Au over 23.15 m (22LLX027);
•0.68 g/t Au over 40.13 m (22LLX028);
•1.09 g/t Au over 23.75 m including 4.72 g/t over 4.01 m (22LLX030);
•0.88 g/t Au over 18.50 m including 19.85 g/t over 0.52 m (23LLX065); and
•0.59 g/t Au over 18.17 m (22LLX029).
1Gold grades reported as uncut, composite intervals reported as core length, true width is unknown at this time.
Tulune Target Area
The Tulune target area is located in the northern portion of the Lynn Lake greenstone belt, 23 km east of the MacLellan Deposit, and 11 km west of the Gordon Deposit (Figure 1), at a flexure in the regional crustal-scale Agassiz Shear Zone that is interpreted to extend the length of the north belt.
Gold mineralization was initially identified in the Tulune area during a prospecting program conducted in 2015. The prospecting program resulted in the discovery of frost-heaved altered granodiorite boulders which returned gold values up to 361 g/t Au (associated with visible gold in a quartz vein).
Alamos completed additional prospecting, mapping, soil sampling, and reprocessing of historic induced polarization (IP) survey data in the area which resulted in 978 m of drilling completed in five holes in 2020 (Figure 5). Initial drilling tested two east-southeast striking granodiorite intrusions and adjacent mafic and

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sheared ultramafic volcanic rocks. The most significant result was from drillhole 20LLX010 that intersected 1.22 g/t Au over 47.25 m from the top of the hole in the northern granodiorite.
In 2021, 12-drill holes were completed totaling 4,985 m following up on drillhole 20LLX010 (see Press Release ”Alamos Gold Provides Exploration Update for the Lynn Lake Project, Manitoba, Including a New Greenfields Discovery” from 16 December 2021). In 2022 and 2023, an additional 20 holes were completed, totalling 6,581 m.
Assay results are pending from the 2023 drill program at Tulune, however, all 29 holes drilled within the granite and granodiorite prior to 2023 have intersected gold mineralization.
Gold mineralization is associated with fracture controlled pyrite within a biotite and hematite altered granite/granodiorite, in proximity to sheared contacts with the supracrustal rocks which have been the focus of drilling to date. The most significant result from the 2022 program is from drill hole 22LLX059, which was a 400 m step-out to the southeast within the granite/granodiorite from the focus area of the previous drilling. Drillhole 22LLX059 intersected 1.12 g/t over 23.00 m. In 2023, 1,416 m in five holes were completed with the objective of following up in this area. Results from the 2023 program are pending.
Highlights from the 2022 drilling program at Tulune include1 (Figure 5):
•1.12 g/t Au over 23.00 m (22LLX059);
•1.08 g/t Au over 16.10 m, including 34.30 g/t Au over 0.30 m, and 0.71 g/t Au over 15.30 m (22LLX054); and
•0.75 g/t Au over 21.90 m (22LLX060).
1Gold grades reported as uncut, composite intervals reported as core length, true width is unknown at this time.
Updated interpretations and additional targeting will be completed at Tulune once the results have been received from the 2023 program. Drill results to date have demonstrated a significant gold system, with gold mineralization intersected in every drill hole over a 1.5 kilometre strike within the felsic intrusive. The focus for future targeting will be continuing to define and test a variety of structural and lithological settings with the objective of defining higher-grade mineralization within this newly discovered gold system.
Regional Exploration
Maynard and Tulune are part of a significant highly prospective pipeline of early-stage conceptual targets to drill-ready targets that will continue to be evaluated as part of Alamos’ exploration programs at the Lynn Lake gold project.
In addition to the drill programs completed at Maynard and Tulune, drilling was also completed in 2022 and 2023 at several additional regional targets including McBride (six holes, 1,014m), Wedge (two holes, 870m), and Arbour (seven holes, 1,598 m).
Highlights from these limited drill programs include1:
McBride:
•1.20 g/t Au over 14.70 m (22LLX036).
Wedge:
•1.62 g/t Au over 6.90 m (23BTX058).
Arbour:
•0.90 g/t Au over 16.18 m (22LLX040).
1Gold grades reported as uncut, composite intervals reported as core length, true width is unknown at this time.
Much of the prospective LLGB is overburden-covered. Work to advance regional exploration targets includes mapping, prospecting, and stripping and/or trenching to evaluate historic prospects identified

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through compilation. Alamos is generating and testing highly prospective targets under cover across the LLGB by interpreting airborne magnetic, gravity, electromagnetic, and LiDAR data acquired across the entire project; reprocessing and interpretation of induced polarization surveys; and systematic till and B-horizon soil sampling.
Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at the Lynn Lake Project are directed and supervised by Dean Crick, P.Geo., Alamos Gold’s Exploration Manager, Canada. Dean Crick is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Control
Alamos Gold maintains an internal QA/QC program at the Lynn Lake project to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Drill core is logged and sampled at the core logging facility, located in the Town of Lynn Lake, under the supervision of a Qualified Geologist. A geologist marks the individual sample intervals for analysis, assigns sample numbers, as well as standards and blanks that are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. Individual samples are zip tied in a plastic sample bag, and samples are placed in rice bags. Core samples are transported by Gardewine Transport to ALS in Thunder Bay or Winnipeg for preparation, followed by analysis in Vancouver. The other half of the core is returned to the core box and retained for future reference.
Gold is analyzed by a 50 grams fire assay with an Atomic Absorption (AA) finish. Samples greater than 5 g/t Au are re-analyzed using gravimetric finish methods. ALS is a certified laboratory and has internal quality control (“QC”) programs that include insertion of laboratory blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “future”, “target”, “planned”, “objective”, “continue”, “focus”, "estimate", “expect”, “promising”, “prospective” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. In particular, this news release contains forward-looking statements including, without limitation, with respect to the Company’s expectations regarding: the exploration program on the Lynn Lake Gold Project in Manitoba, Canada (the “LLGP”); regional exploration targets representing significant upside potential; the planned release of an updated Feasibility Study for the LLGP and the expectation that it will confirm Lynn Lake as an attractive, long-life, low-cost project; development of the LLGP, including the planned MacLellan site and mill; drilling results and targets; cost profiles for LLGP; potential annual production rates at LLGP; Mineral Reserves and Resources; Inferred Mineral Resources; gold grades; mineralization; mine life; and other statements or information that express forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors include (without limitation): the actual results of current and future exploration activities; changes to current estimates of mineral reserves and mineral resources; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; the speculative nature of mineral exploration and development; risks in obtaining and maintaining necessary licenses, permits and authorizations for the Company’s development stage and operating assets; operations may be exposed to new diseases, epidemics and pandemics, including any ongoing or future effects of COVID-19 (and any related ongoing or future regulatory or government responses) and its impact on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for operations) in Canada, Mexico, the United States and Türkiye, all of which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; the impact of litigation and administrative proceedings (including but not limited to the application for judicial review of the positive Decision Statement issued by the Ministry of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of the LLGP and the MCCN’s corresponding internal appeal of the Environment Act Licences issued by the Province of Manitoba for the project) and any interim or final court, arbitral and/or administrative decisions; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in completing an updated Feasibility Study, construction decisions and any development of the LLGP; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Türkiye and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of exploration, construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.

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For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors – Mineral Reserve and Resource Estimates
All resource and reserve estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

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Table 1: Lynn Lake – Select Composite Intervals from 2022-2023 Surface Exploration Drilling, Lynn Lake Project

Gordon, and Burnt Timber gold composites are generated using a 0.5 g/t Au cut-off over ≥5.0 m core length. Select composite intervals reported are ≥10 g*m and do not include more than 5 m of internal waste. Drillhole composite intervals reported as “cut” include higher grade samples which have been cut to 40 g/t Au at the Gordon deposit..
Maynard, Tulune, Wedge, McBride, and Arbour gold composites are generated using a 0.1 g/t Au cut-off over ≥5.0 m core length. Composites intervals reported are >0.5 g/t Au and do not include more than 5 meters of internal waste.

Hole ID	Target	Including/ And	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
22GDX077	Gordon		86.00	91.30	5.30	3.01	3.37	2.88	68.15
22GDX077	Gordon	Including	86.50	86.80	0.30	0.17	48.70	40.00	66.62
22GDX080	Gordon		37.15	42.50	5.35	3.55	4.72		28.95
22GDX080	Gordon		64.81	75.40	10.59	7.74	2.86		50.27
22GDX081	Gordon		76.55	101.65	25.10	17.30	2.51		63.49
22GDX082	Gordon		95.80	106.20	10.40	5.87	11.19		72.18
22BTX050	Burnt Timber		206.19	212.10	5.91	5.35	2.48		162.71
22BTX053	Burnt Timber		112.41	125.93	13.52	12.35	0.89		91.27
22BTX054	Burnt Timber		135.00	143.72	8.72	7.99	1.22		106.25
22LLX027	Maynard		76.00	89.00	13.00		2.63		57.36
22LLX027	Maynard	Including	79.82	80.55	0.73		39.70		55.93
22LLX027	Maynard		195.75	218.90	23.15		0.58		125.47
22LLX027	Maynard		240.00	256.00	16.00		0.80		147.37
22LLX028	Maynard		361.00	401.13	40.13		0.68		235.61
22LLX029	Maynard		104.00	122.17	18.17		0.59		83.31
22LLX030	Maynard		162.45	186.20	23.75		1.09		119.06
22LLX030	Maynard	Including	170.99	175.00	4.01		4.72		118.56
22LLX031	Maynard		107.45	164.35	56.90		1.01		96.81
22LLX031	Maynard	Including	124.00	126.50	2.50		6.09		89.90
23LLX065	Maynard		277.50	296.00	18.50		0.88		201.35
23LLX065	Maynard	Including	290.18	290.70	0.52		19.85		203.64
23LLX066	Maynard		271.20	283.08	11.88		5.87		182.90
23LLX066	Maynard	Including	274.00	276.80	2.80		13.81		182.19
23LLX066	Maynard	and	280.10	281.32	1.22		20.29		184.53
22LLX054	Tulune		163.70	179.00	15.30		0.71		103.19
22LLX054	Tulune		184.90	201.00	16.10		1.08		113.51
22LLX054	Tulune	Including	191.00	191.30	0.30		34.30		112.61
22LLX059	Tulune		207.85	230.85	23.00		1.12		159.70
22LLX060	Tulune		52.60	74.50	21.90		0.75		48.80

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Target	Including/ And	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
23BTX058	Wedge		468.30	475.20	6.90		1.62		312.73
22LLX036	McBride		142.50	157.20	14.70		1.20		113.10
22LLX040	Arbour		233.82	250.00	16.18		0.90		174.68

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: 2022-2023 surface exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
22BTX050	180	-55	453.10	383736	6292132	342
22BTX050A	180	-55	12.00	383736	6292134	341
22BTX051	180	-50	361.30	383826	6292095	340
22BTX052	181	-50	305.00	383898	6292007	341
22BTX053	178	-50	200.00	384119	6291937	337
22BTX054	180	-50	185.00	384182	6291924	339
22GDX076	349	-53	162.00	412812	6307751	316
22GDX077	350	-52	144.00	412870	6307759	317
22GDX078	170	-50	183.00	412871	6307759	316
22GDX079	350	-52	138.00	412924	6307766	315
22GDX080	352	-47	181.30	412689	6307792	317
22GDX081	348	-46	162.53	412722	6307779	318
22GDX082	39	-46	155.00	412722	6307779	318
22LLX027	175	-47	407.00	376588	6294047	370
22LLX028	175	-50	473.00	376646	6293979	367
22LLX029	175	-53	401.00	376706	6294021	368
22LLX030	175	-53	386.00	376791	6293979	365
22LLX031	175	-53	302.00	376870	6293948	361
22LLX032	176	-53	386.00	376973	6293948	362
22LLX033	154	-55	224.00	365990	6291240	382
22LLX034	160	-50	137.00	364452	6290763	384
22LLX035	160	-50	167.00	364417	6290843	387
22LLX036	155	-51	182.00	365077	6291028	376
22LLX037	156	-50	152.00	364991	6290973	380
22LLX038	155	-50	152.00	364951	6291061	377
22LLX039	70	-45	201.00	391641	6312374	345
22LLX040	120	-45	302.00	391303	6312107	338
22LLX041	130	-45	215.00	391639	6312375	345
22LLX042	130	-45	331.00	391542	6312262	346
22LLX043	140	-50	254.00	391353	6312535	346
22LLX043A	140	-45	38.00	391350	6312534	344
22LLX044	140	-50	257.00	391540	6312491	337
22LLX045	170	-50	278.00	376071	6291897	366
22LLX046	170	-50	215.00	376100	6291729	369
22LLX047	351	-49	251.00	376070	6291902	365
22LLX048	170	-50	287.00	375819	6292042	363
22LLX049	169	-50	353.00	375802	6292170	366
22LLX050	130	-50	425.00	403777	6312084	325
22LLX051	285	-55	385.00	403976	6311906	324
22LLX052	161	-51	305.00	401329	6312196	322

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
22LLX053	20	-50	371.76	406626	6311816	334
22LLX054	160	-50	308.00	401394	6312009	322
22LLX055	20	-51	489.70	406712	6312033	336
22LLX056	197	-49	386.00	401755	6311992	337
22LLX057	205	-45	350.00	402722	6312350	330
22LLX058	200	-55	395.00	402077	6312156	341
22LLX059	200	-50	314.00	402929	6311814	324
22LLX060	200	-50	300.00	402302	6311974	333
22LLX061	200	-55	425.00	402156	6312105	342
22LLX062	200	-55	501.00	402265	6312117	336
22LLX063	21	-50	212.00	405603	6312489	332
22LLX064	21	-50	203.00	405648	6312606	343
22MCX084	151	-51	410.00	381367	6307957	345
22MCX085	152	-54	560.00	381373	6308044	350
22MCX086	152	-56	557.00	381457	6307996	340
22MCX086A	151	-55	47.00	381449	6307995	342
22MCX087	152	-55	644.00	381456	6308089	347
22MCX087A	152	-56	47.00	381455	6308087	346
22MCX088	152	-52	581.00	381290	6307916	347
22MCX089	151	-52	558.86	381292	6308006	354
22MCX090	151	-56	560.00	381219	6307951	352
22MCX090A	151	-55	6.00	381219	6307951	351
23BTX055	168	-49	293.00	378597	6293448	367
23BTX056	168	-50	251.00	378554	6293602	366
23BTX057	170	-51	275.00	378526	6293758	361
23BTX058	167	-48	516.50	380964	6292783	343
23BTX059	167	-48	353.00	380924	6292998	356
23GDX083	351	-48	175.20	412790	6307737	316
23GDX084	350	-46	143.00	412812	6307769	315
23GDX085	352	-48	155.00	412836	6307761	315
23GDX086	145	-55	224.00	412764	6307985	314
23LLX065	180	-52	503.00	376833	6294075	365
23LLX066	182	-52	517.00	376532	6294136	363
23LLX067	185	-52	435.00	376374	6294192	352
23LLX068	184	-55	438.00	376278	6294171	355
23LLX069	181	-56	333.00	376686	6293732	362
23LLX070	180	-51	253.35	377143	6293749	357
23LLX071	182	-53	251.00	377203	6293753	356
23LLX072	158	-46	107.00	359546	6288834	401
23LLX073	159	-45	113.00	359528	6288869	404
23LLX074	158	-46	108.00	359501	6288862	405
23LLX075	158	-45	101.00	359561	6288871	402
23LLX076	201	-46	289.50	411507	6310271	320
23LLX077	199	-44	311.00	411136	6310491	315

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
23LLX078	200	-46	315.00	412253	6310137	330
23LLX079	199	-46	366.00	402946	6311756	321
23LLX080	200	-46	255.00	402892	6311801	322
23LLX081	212	-47	330.00	403174	6311639	319
23LLX082	159	-46	246.00	403356	6311589	318
23LLX083	201	-47	219.00	402833	6311762	324

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Lynn Lake Project

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Lynn Lake – Gordon Deposit Drillhole Plan Map

22GDX080
2.86 g/t Au / 10.59 m
(7.74 m true width)
22GDX080
4.72 g/t Au / 5.35 m
(3.55 m true width)
22GDX081
2.51 g/t Au / 25.10 m
(17.30 m true width)
22GDX077
3.37 g/t Au (2.88 g/t Au cut) / 5.30 m
(3.01 m true width)
including 48.70 g/t Au (40.00 g/t Au cut) / 0.30 m (0.17 m true width)
22GDX082
11.19 g/t Au / 10.40 m
(5.87 m true width)
Gordon Lake
Farley Lake
6,308,000 m N
6,307,500 m N
412,000m E
413,000m E
100 m
N
Lynn Lake Project
GORDON
10 km
Legend
Au (g/t)
0.25 < 0.50
0.50 < 1.00
1.00 < 5.00
>= 5.00
New Drillhole
Pre-YE2021 Drillhole
(including mined-out areas)
YE2022 Mineral Reserve Pit
Alamos Gold Inc.
LYNN LAKE

Drillhole composite intervals reported as "cut" include higher grade individual assays which have been cut to 40 g/t Au. All composite lengths are reported as true width. De-surveyed assays projected to surface (>5 Au g/t range displayed on top), NAD 1983 UTM Zone 14N

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Burnt Timber and Linkwood Deposits – Drillhole Plan Map

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 4: Lynn Lake – Maynard Target Drillhole Plan Map

~1.1 km to Burnt Timber road
from Maynard
N
22LLX027
2.63 g/t Au / 13.00 m
including 39.70 g/t Au / 0.73 m
22LLX029
0.59 g/t Au / 18.17 m
23LLX065
0.88 g/t Au / 18.50 m
including 19.85 g/t Au / 0.52 m
22LLX030
1.09 g/t Au / 23.75 m
including 4.72 g/t Au / 4.01 m
22LLX031
1.01 g/t Au / 56.90 m
including 6.09 g/t Au / 2.50 m
23LLX066
5.87 g/t Au / 11.88 m
including 13.81 g/t Au / 2.80 m
and 20.29 g/t Au / 1.22 m
22LLX027
0.58 g/t Au / 23.15 m
22LLX027
0.80 g/t Au / 16.00 m
22LLX028
0.68 g/t Au / 40.13 m
6,294,000m N
6,293,500m N
100 m
Elb Lake Pluton
376,000m E
377,000m E
Lynn Lake
Project
MAYNARD
N
10 km
Legend
Au (g/t)
0.25 < 0.50
0.50 < 1.00
1.00 < 5.00
>= 5.00
New Drillhole
Pre-YE2021 Drillhole
Prospecting Samples Au (g/t)
0.25 < 0.5
0.5 < 1.0
1.0 < 5.0
>= 5.00
Geology
Tonalite
Gabbro
Mafic dykes
Biotized Mafic Dyke
Mafic volcanics
Ultramafic volcanics
Alamos Gold Inc.
LYNN LAKE

Gold grades are reported as uncut and composite intervals reported as core length, true width is unknown at this time. NAD 1983 UTM Zone 14N

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 5: Lynn Lake – Tulune Target Area Drillhole Plan Map

Lynn Lake Project
TULUNE
10 km
N
Legend
Au (g/t)
0.25 < 0.50
0.50 < 1.00
1.00 < 5.00
>= 5.00
New Drillhole
Pre-YE2021 Drillhole
Prospecting Samples Au (g/t)
0.25 < 0.5
0.5 < 1.0
1.0 < 5.0
>= 5.00
Geology
Granodiorite, felsic intrusives
Gabbro, mafic dykes
Wacke
Banded iron formation
Felsic volcanics
Intermediate to mafic volcanics
Mafic to ultramafic volcanics
Assay highlight (current / previous reporting period)
22LLX059 1.12 g/t Au / 23 m
21LLX026 1.05 g/t Au / 12.75 m
21LLX020 0.52 g/t Au / 41.80 m
21LLX024 0.56 g/t Au / 31.58 m
21LLX019 0.82 Au g/t / 29.00 m
21LLX019 0.50 g/t Au / 63.00 m
21LLX017 1.43 g/t Au / 16.40 m including 13.20 g/t Au / 1.00 m
22LLX060 0.75 g/t Au / 21.90 m
21LLX026 1.05 g/t Au / 12.75 m
22LLX059 1.12 g/t Au / 23.00 m
22LLX054 0.71 g/t Au / 15.30 m and 1.08 g/t Au / 16.10 m including 34.30 g/t Au / 0.30 m
21LLX016 0.83 g/t Au / 17.90 m
20LLX009 0.53 g/t Au / 25.87 m including 20.20 g/t Au / 0.47 m & 9.74 g/t Au / 0.56 m
21LLX021 0.50 g/t Au / 27.65 m
20LLX010 1.22 g/t Au / 47.25 m
Agassiz Shear Zone
1 km Gold Strike Extent Open to the East & West
200 m
6,312,000m N
6,311,000m N
402,000m E
403,000m E
N

ALAMOS GOLD INC.
LYNN LAKE

Gold grades are reported as uncut and composite intervals reported as core length, true width is unknown at this time. NAD 1983 UTM Zone 14N

18 | ALAMOS GOLD INC